UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 20, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated August 20, 2013, entitled “CNOOC Limited Announces Its Satisfactory Results in All Business Aspects in 1H2013.”
99.2	Announcement dated August 20, 2013, entitled “Nomination Committee Charter.”
99.3	Press Release dated August 20, 2013, entitled “CNOOC Limited Announces Its Satisfactory Results in All Business Aspects in 1H2013.”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Announcement of 2013 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2013	% change over First half of 2012

Net production of oil and gas*	198.1 million BOE	23.1%
Oil and gas sales	RMB110.80 billion	15.8%
Consolidated net profit	RMB34.38 billion	7.9%
Basic earnings per share	RMB0.77	7.9%
Diluted earnings per share	RMB0.77	7.9%
Interim dividend (tax inclusive)	HK$0.25 per share	66.7%
*      Including our interest in equity-accounted investees, which is approximately 8.0 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

During the first half of the year, the world’s major economies has shown signs of improvement. The U.S. economy recorded a mild recovery; the European debt crisis situation continued easing. Although the rate of economic growth in China slightly declined, it is still expected that China can meet its annual economic development target this year.

Faced with a complex external environment, the Company focused on reinforcing its development. We actively promoted the development of new oil and gas fields offshore China and strengthened our management of existing producing oil and gas fields, maintaining steady production growth for the Company. For overseas development, we successfully completed the acquisition of Nexen Inc. (“Nexen”) with smooth progress made for post-transaction integration. At the same time, the Company maintained strong profitability and achieved satisfactory results.

Significant achievements in exploration were made in the first half of the year. In our core operating area, offshore China, we obtained two mid-sized oil discoveries, namely Bozhong 8-4 and Kenli 10-4, and successfully appraised the oil and gas structure of Penglai 15-2. Such new discoveries and successful appraisals will provide strong support for the “New Leap Forward” blueprint of CNOOC Limited.

I am pleased to note that oil and gas production of the Company in both China and overseas continued to grow steadily. Apart from contributions from the newly acquired Nexen, new oil and gas fields brought on stream since 2012 have become the major source of our production growth. These are results of our intensive work and careful planning in offshore China, and further demonstrate the enormous potential in the offshore China area. As part of the Company’s major asset portfolio, overseas projects such as Eagle Ford in the U.S. have also become an important source of production growth. While putting great efforts to boost production growth, we have continued to monitor the integrity of our production facilities to ensure safe and environment-friendly operations at our oil and gas fields.

In February 2013, the Company completed the acquisition of Nexen. Following the acquisition, we have concentrated on the integration of Nexen through setting up a special committee, formulating integration strategies, consolidating business lines and enhancing communication with Nexen’s staff. For the first half of the year, the transaction has already contributed to the production of the Company. In the long run, Nexen’s value to the Company as well as to our shareholders, including its ample reserve base, advanced technologies for oil and gas development, and its experienced management and employee teams, will be gradually revealed and realized.

Benefiting from strong oil and gas production growth, the Company achieved a net profit of RMB34.38 billion despite a small decline in international oil prices, representing an increase of 7.9% year over year. Based on the Company’s strong financial position and in accordance with the Company’s dividend policy, the board of directors of the Company declared an interim dividend of HK$0.25 (tax inclusive) per share for the first half of 2013.

The Company has entered into a new phase of development and will endeavour to realize its “New Leap Forward” blueprint. To this end, the Company will continue to maintain its high standards in health, safety and environmental protection, strengthen risk management and build a talented team in order to raise the Company’s core competitiveness and capability for sustainable development, which will lead to an even brighter future for the Company.

WANG Yilin
Chairman

Hong Kong, 20 August 2013

CEO’S STATEMENT

Dear Shareholders,

For the first half of 2013, the Company made smooth progress in exploration, development and production as well as overseas development, maintained a sound financial position and achieved satisfactory results. I am pleased to review with you our achievements for the first half of the year and share with you our plans for the second half.

Review for the first half of the year

In the first half of the year, the Company continued to focus on exploration, development and production and achieved encouraging results. In overseas, the Company successfully completed the acquisition of Nexen which has greatly enhanced our international profile. At the same time, the Company continued to maintain sound health, safety and environmental protection records.

For exploration, achievements in offshore China remained strong and progresses were made in overseas. During the first half of the year, the Company made 7 new discoveries and 18 successful appraisal wells in offshore China. The new discovery of Bozhong 8-4 indicated a major breakthrough in oil and gas exploration on Neogene shallow layers which have shifted from uplifts to depressions, which will lead to a new phase for oil and gas exploration in the western slope of Bozhong area and reveal the exploration potential of other faults in similar geological structures. Another discovery, Kenli 10-4 opened up a new horizon in the exploration of oil and gas of south slope of Laizhou Sag. In overseas, we made a new discovery under the HBR permit in Algeria.

For development and production, net oil and gas production in the first half of the year increased significantly to 198.1 million BOE, representing an increase of 23.1% year over year. Excluding the contribution of 24.8 million BOE from Nexen, the Company’s net production reached 173.3 million BOE, representing a 7.7% increase year over year, mainly benefiting from the followings:

Firstly, production from projects that commenced production since 2012, including Panyu 4-2/5-1 adjustment, Lufeng 13-2 adjustment and Liuhua 4-1, increased steadily; secondly, Penglai 19-3 oilfield resumed production, with output volume gradually returning; thirdly, in overseas, oil and gas production from Eagle Ford in the U.S. and the Missan oilfields in Iraq ramped up steadily, bringing new impetus to production growth. In addition, maintaining high production efficiency in the producing fields also contributed to the growth of production.

On 26 February 2013, the Company completed the acquisition of Nexen, creating a new milestone in the Company’s overseas development. The acquisition will provide us with a more economically efficient platform with higher growth potential, and generate synergies for our existing operation, including a lower-risk, more efficient portfolio of core producing assets, access to exploration opportunities worldwide, and expanded capabilities in exploration, development, and project management. Following the completion of the transaction, the Company and Nexen began to pursue orderly integration, in the areas of management, resources development and corporate culture. As part of our commitment at the time of the acquisition, the Company has been actively working on the application for listing on the Toronto Stock Exchange.

In the first half of the year, the Company posted strong performance on key financial indicators: oil and gas sales reached RMB110.80 billion, representing an increase of 15.8% year over year, primarily due to the increase of oil and gas production. Net profit was RMB34.38 billion, and earnings per share amounted to RMB0.77, representing an increase of 7.9% year over year. The cost for operations of the Company has been satisfactorily under control, resulting in an all-in cost per BOE of US$37.81 (excluding Nexen), representing an increase of 9.3% year over year, among which the operating cost increased slightly by 2.4%.

Outlook for the second half of the year

For the second half of the year, we will continue to enhance our businesses in a meticulous and conscientious manner. Specifically, the Company will focus on the development of the following:

Firstly, promote the timely commencements of the new projects and implement recovery enhancement measures such as infill drilling to accomplish the full year production target;

Secondly, continue to carry out exploration activities and conduct the appraisal of new discoveries made during the first half of the year;

Thirdly, continue to push forward integration work following the acquisition of Nexen and maximize the value of the integration while maintaining stable and efficient operation of Nexen;

Fourthly, continue to strengthen the management and system construction for health, safety and environmental protection to ensure safe and environmental-friendly production.

In the second half of the year, we will work hard to achieve goals for the year and deliver satisfactory results to our shareholders.

LI Fanrong
Chief Executive Officer

Hong Kong, 20 August 2013

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2013 as follows:

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the six months ended 30 June 2013
(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2013	2012
		(Unaudited)	(Unaudited)
REVENUE
Oil and gas sales	3	110,799	95,658
Marketing revenues	3	26,586	21,884
Other income		1,642	726

		139,027	118,268
EXPENSES
Operating expenses		(13,060)	(8,753)
Taxes other than income tax	5(ii)	(7,486)	(8,034)
Exploration expenses		(4,360)	(4,584)
Depreciation, depletion and amortisation		(26,440)	(15,172)
Special oil gain levy		(11,871)	(13,639)
Crude oil and product purchases		(25,614)	(21,780)
Selling and administrative expenses		(3,276)	(1,246)
Others		(1,284)	(552)

		(93,391)	(73,760)

PROFIT FROM OPERATING ACTIVITIES		45,636	44,508
Interest income		556	633
Finance costs	4	(1,461)	(850)
Exchange gain/(loss), net		787	(356)
Investment income		1,224	1,037
Share of profits of associates		116	156
Share of profits of a joint venture		645	54
Non-operating income, net		264	27

PROFIT BEFORE TAX		47,767	45,209
Income tax expense	5(i)	(13,384)	(13,340)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		34,383	31,869

OTHER COMPREHENSIVE LOSS
Items that may be subsequently reclassified to profit or loss:
Net loss on available-for-sale financial assets, net of tax		(681)	(621)
Exchange differences on translation of foreign operations		(2,467)	280
Share of other comprehensive loss of associates		(30)	(1)

OTHER COMPREHENSIVE LOSS FOR THE PERIOD, NET OF TAX		(3,178)	(342)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		31,205	31,527

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	6	0.77	0.71
Diluted (RMB Yuan)	6	0.77	0.71

Details of the interim dividend declared for the period are disclosed in note 11.

Interim Condensed Consolidated Statement of Financial Position
30 June 2013
(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2013	2012
		(Unaudited)	(Audited)
NON-CURRENT ASSETS
Property, plant and equipment		408,357	252,132
Intangible assets	2	17,314	973
Investments in associates		4,088	3,857
Investment in a joint venture		20,460	20,160
Derivative financial assets		12	-
Available-for-sale financial assets		6,651	7,051
Deferred tax assets		547	40
Other non-current assets		2,903	963

Total non-current assets		460,332	285,176

CURRENT ASSETS
Inventories and supplies		8,648	5,247
Trade receivables	7	31,895	23,624
Derivative financial assets		305	-
Available-for-sale financial assets		52,820	61,795
Other current assets		12,459	8,314
Time deposits with maturity over three months		26,617	16,890
Cash and cash equivalents		21,498	55,024

Total current assets		154,242	170,894

CURRENT LIABILITIES
Loans and borrowings	9	45,965	28,830
Trade and accrued payables	8	40,531	23,989
Derivative financial liabilities		232	-
Other payables and accrued liabilities		25,126	17,435
Taxes payable		14,474	12,183

Total current liabilities		126,328	82,437

NET CURRENT ASSETS		27,914	88,457

TOTAL ASSETS LESS CURRENT LIABILITIES		488,246	373,633

NON-CURRENT LIABILITIES
Loans and borrowings	9	84,144	29,056
Provision for dismantlement		43,449	29,406
Deferred tax liabilities		27,922	3,403
Derivative financial liabilities		12	-
Other non-current liabilities		3,103	1,988

Total non-current liabilities		158,630	63,853

NET ASSETS		329,616	309,780
EQUITY
Equity attributable to owners of the parent
Issued capital	10	949	949
Reserves		328,667	308,831

TOTAL EQUITY		329,616	309,780

Interim Condensed Consolidated Statement of Changes in Equity
For the six months ended 30 June 2013
(All amounts expressed in millions of Renminbi)

	Equity attributable to owners of the parent
	Issued capital	Share premium and capital redemption reserve	Cumulative translation reserve	Statutory and non- distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total

Balances at 1 January 2012	949	42,129	(17,187)	20,000	10,282	196,541	10,142	262,856
Profit for the period	-	-	-	-	-	31,869	-	31,869
Other comprehensive income/(loss), net of tax	-	-	280	-	(622)	-	-	(342)

Total comprehensive income/(loss)	-	-	280	-	(622)	31,869	-	31,527
2011 final dividend	-	-	-	-	-	(49)	(10,142)	(10,191)
Equity-settled share option expenses	-	-	-	-	33	-	-	33

Balances at 30 June 2012 (Unaudited)	949	42,129	(16,907)	20,000	9,693	228,361	-	284,225

Balances at 1 January 2013	949	42,129	(17,229)	20,000	9,225	243,143	11,563	309,780
Profit for the period	-	-	-	-	-	34,383	-	34,383
Other comprehensive loss, net of tax	-	-	(2,467)	-	(711)	-	-	(3,178)

Total comprehensive income/(loss)	-	-	(2,467)	-	(711)	34,383	-	31,205
2012 final dividend	-	-	-	-	-	183	(11,563)	(11,380)
Equity-settled share option expenses	-	-	-	-	11	-	-	11

Balances at 30 June 2013 (Unaudited)	949	42,129	(19,696)	20,000	8,525	277,709	-	329,616

Notes to Interim Condensed Consolidated Financial Statements
30 June 2013
(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2013 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) and Hong Kong Accounting Standard 34 (“HKAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2012.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2012, except for the first time adoption of the following new and revised International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) effective for the Group’s financial year beginning on 1 January 2013:

IFRS 13/HKFRS 13 - Fair Value Measurement

IFRS 13/HKFRS 13 improves consistency and reduces complexity by providing, for the first time, a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs/HKFRSs. The requirements do not extend the use of fair value accounting, but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs/HKFRSs. Consequential amendments have been made to IAS 34/HKAS 34 to require certain disclosures to be made in the interim condensed consolidated financial statements. In accordance with the transitional provisions of IFRS 13/HKFRS 13, the Group has applied the new fair value measurement and disclosure requirements prospectively. The application of IFRS 13/HKFRS 13 has no impact to the financial position and performance of the Group but result in more extensive disclosure in the consolidated financial statements for the year ending 31 December 2013.

IAS 1 /HKAS 1 (Amendments) - Presentation of Items of Other Comprehensive Income

The IAS 1/HKAS 1 (Amendments) introduce new terminology, whose use is not mandatory, for statement of comprehensive income and income statement. Under the amendments to IAS 1/HKAS 1, the “statement of comprehensive income” is renamed as “statement of profit or loss and other comprehensive income” and the “income statement” is renamed as the “statement of profit or loss”. The amendments to IAS1/HKAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. IAS 1/HKAS 1 (Amendments) requires companies preparing financial statements in accordance with IFRSs/HKFRSs to group items of other comprehensive income into two categories: (1) items that will not be reclassified subsequently to profit or loss; and (2) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments have been applied retrospectively, and hence the presentation of items of other comprehensive income has been modified to reflect the changes.

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES (continued)

Significant accounting policies (continued)

IAS 34/HKAS 34 (Amendments) - Interim Financial Reporting

The amendment clarifies that the total assets and liabilities for a particular reportable segment are required to be disclosed if, and only if: (1) a measure of total assets or of total liabilities (or both) is regularly provided to the chief operating decision maker; and (2) there has been a material change from those measures disclosed in the last annual financial statements for that reportable segment. The adoption of this amendment does not have any impact on the financial position or performance of the Group and the Group has followed the requirement to disclose its segment information.

The adoption of the other new and revised IFRSs/HKFRSs does not have any impact on the accounting policy, financial position or performance of the Group.

2.	ACQUISITIONS

On 23 July 2012, the Company, CNOOC Canada Holding Ltd. and Nexen entered into an arrangement agreement in relation to the Company’s proposed acquisition (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) of all the Nexen common shares and preferred shares, pursuant to a plan of arrangement under the Canada Business Corporations Act.

On 19 February 2013, the Company (through its wholly-owned subsidiary, CNOOC Canada Holding Ltd.) signed a short-term bank loan agreement with the maturity of one year of approximately US$6 billion, for the payment of the consideration related to the acquisition of Nexen.

The acquisition of Nexen was subsequently completed on 26 February 2013 (Beijing time).The consideration of the acquisition was approximately US$14.8 billion (approximately RMB92.8 billion), and was paid in cash. The consideration is related to acquisition of common shares and preferred shares. As a result of the acquisition, an additional amount of approximately US$275 million was paid by Nexen to settle its long-term incentive plans. The indebtedness of Nexen at the acquisition date remains outstanding except for the US $460 million of subordinated debt that was subsequently repaid.

2.	ACQUISITIONS (continued)

The fair values of the identifiable assets and liabilities of Nexen as at the date of acquisition are as follows:

Fair value recognised on acquisition

Property, plant and equipment	151,016
Intangible assets	3,586
Investment in associate	234
Deferred tax assets	119
Other non-current assets	892
Trade receivables	11,148
Inventories and supplies	2,782
Other current assets	672
Cash and cash equivalents	4,858
Trade and accrued payables	(17,678)
Taxes payable	(1,399)
Other payables and accrued liabilities	(529)
Loans and borrowings	(34,893)
Provisions for dismantlement	(12,992)
Deferred tax liabilities	(26,745)
Other non-current liabilities	(1,681)

Net assets acquired	79,390

Goodwill on acquisition*	13,394

Satisfied by cash	92,784

*   Goodwill on acquisition of Nexen with an amount of USD2,133 million (equivalent to RMB13,394 million as at the date of acquisition) is included in intangible assets.

The goal of the Nexen acquisition was to provide for a more economically efficient platform with higher and more consistent growth potential. The new portfolio is expected to be better balanced, with lower-risk resource plays located in OECD countries that help smooth out the volatility inherent in the Group’s other international programs. More importantly, the acquisition results in the Company holding increased positions in Canadian oil sands and proven offshore basins, which tie directly to the Company’s strategy to identify and develop unconventional resources and explore in related proven basins.

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	92,784
Cash and cash equivalents acquired	(4,858)

Net outflow of cash and cash equivalents in respect of the acquisition	87,926

Since the acquisition, Nexen contributed RMB15,356 million to the Group’s turnover and RMB197 million to the consolidated profit for the period.

Had the acquisition taken place at the beginning of the period, the revenue of the Group and the consolidated profit for the period would have been RMB146,639 million and RMB34,710 million, respectively.

Legal and professional fees related to the acquisition were approximately RMB474 million. The expenses are charged to the statement of profit or loss directly.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s trading activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

4.	FINANCE COSTS

Accretion expenses of approximately RMB893 million (six months ended 30 June 2012: approximately RMB647 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2013.

5.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2012: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Operating subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 62%.

5.	TAX (continued)

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

-	Production taxes at the rate of 5% on independent production and production under production sharing contracts;
-
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts;

-
Mineral resource compensation at the temporary rate of 1% (reduced tax rates may apply) on the oil and gas sales revenue derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011;

-	Export tariffs at the rate of 5% on the export value of petroleum oil;
-	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;
-	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;
-	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and
-	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalties as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

6.	EARNINGS PER SHARE

	Six months ended 30 June
	2013	2012
	(Unaudited)	(Unaudited)

Earnings:
Profit for the period attributable to ordinary equity holders for the basic and diluted earnings per share calculation	34,383	31,869

Number of shares:
Number of ordinary shares issued at the beginning of the period	44,646,305,984	44,646,305,984

Weighted average number of ordinary shares for the purpose of basic earnings per share	44,646,305,984	44,646,305,984
Effect of dilutive potential ordinary shares under the share option schemes	139,277,790	161,740,031

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,785,583,774	44,808,046,015

Earnings per share - Basic	RMB0.77	RMB0.71

- Diluted	RMB0.77	RMB0.71

7.
TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest-bearing.
As at 30 June 2013 and 31 December 2012, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

8.
TRADE AND ACCRUED PAYABLES

As at 30 June 2013 and 31 December 2012, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

9.
LOANS AND BORROWINGS

The principal amount of US$750 million of 1.125% guaranteed notes due in 2016, the principal amount of US$750 million of 1.750% guaranteed notes due in 2018, the principal amount of US$2,000 million of 3.000% guaranteed notes due in 2023 and the principal amount of US$500 million of 4.250% guaranteed notes due in 2043 were issued by CNOOC Finance (2013) Limited, a wholly-owned subsidiary of the Company in May 2013. The obligations of CNOOC Finance (2013) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

The principal amount of US$200 million of 4.125% guaranteed notes due in 2013, issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company, was repaid in May 2013.

The indebtedness of Nexen at the acquisition date remains outstanding except for the US$460 million of subordinated debt that was subsequently repaid. Details as follows:

During March 2005, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.2% and the principal is to be repaid in March 2015. In 2011, Nexen repurchased and cancelled US$124 million of principal of these notes. As at 30 June 2013, US$126 million of notes remain outstanding.

During May 2007, Nexen issued US$250 million of notes. Interest is payable semi-annually at a rate of 5.65% and the principal is to be repaid in May 2017. In 2011, Nexen repurchased and cancelled US$188 million of principal of these notes. As at 30 June 2013, US$62 million of notes remain outstanding.

During July 2009, Nexen issued US$300 million of notes. Interest is payable semi-annually at a rate of 6.2% and the principal is to be repaid in July 2019.

During April 1998, Nexen issued US$200 million of notes. Interest is payable semi-annually at a rate of 7.4% and the principal is to be repaid in May 2028.

During March 2002, Nexen issued US$500 million of notes. Interest is payable semi-annually at a rate of 7.875% and the principal is to be repaid in March 2032.

During March 2005, Nexen issued US$790 million of notes. Interest is payable semi-annually at a rate of 5.875% and the principal is to be repaid in March 2035.

During May 2007, Nexen issued US$1,250 million of notes. Interest is payable semi-annually at a rate of 6.4% and the principal is to be repaid in May 2037.

During July 2009, Nexen issued US$700 million of notes. Interest is payable semi-annually at a rate of 7.5% and the principal is to be repaid in July 2039.

All the notes issued by Nexen mentioned above were guaranteed by CNOOC Limited since 22 March 2013.

During November 2003, Nexen issued US$460 million of unsecured subordinated debentures. Interest was payable quarterly at a rate of 7.35%, and the principal was to be repaid in November 2043. Nexen had completed the redemption of such debentures on 28 March 2013.

10.	ISSUED CAPITAL

	Number of shares	Share capital	Issued share capital equivalent of
Share		HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 30 June 2013 and 31 December 2012	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2012	44,659,180,984	893	949
Shares repurchased and cancelled in 2012	(12,875,000)	-	-

As at 31 December 2012 (audited)	44,646,305,984	893	949
As at 30 June 2013 (unaudited)	44,646,305,984	893	949

11.
DIVIDEND

On 20 August 2013, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive) per share (six months ended 30 June 2012: HK$0.15 (tax inclusive) per share), totalling approximately HK$11,162 million (tax inclusive) (equivalent to approximately RMB8,891 million (tax inclusive)) (six months ended 30 June 2012: approximately RMB5,459 million (tax inclusive)), based on the number of issued shares as at 30 June 2013.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

12.
SEGMENT INFORMATION

In previous corresponding periods, the Group reported three segments that comprised independent operations, operations under joint arrangements and trading business. The Group is engaged worldwide in the upstream operating activities of the oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. Segmental reporting has been changed with effect from the second half of 2012 and such change has been reflected in the consolidated financial statements for the year ended 31 December 2012, in line with the change in the way the Group’s businesses are managed by the chief operating decision makers. The Group now reports the business through three reporting segments: exploration and production (“E&P”), trading business and corporate. Within each segment, geographical segments are presented as well and there are two new segments, South America and Europe, during the six months ended 30 June 2013. Segment information for the six months ended 30 June 2012 has been restated to conform to current period’s presentation.

The following table presents revenue, profit and assets and liabilities information for the Group’s segments.

Six months ended 30 June 2013 (unaudited)

	E&P							Trading business	Corporate	Eliminations	Consolidated
	PRC	Asia excluding PRC	Oceania	Africa	North America	South America	Europe
Segment revenue
Sales to external customers:
Oil and gas revenue	80,372	4,359	995	8,631	7,417	91	8,934	-	-	-	110,799
Marketing revenue	-	-	-	-	-	-	-	26,586	-	-	26,586
Intersegment income	-	2,172	694	4,791	-	-	-	-	-	(7,657)	-
Other income	339	-	-	-	930	-	93	125	161	(6)	1,642

Total	80,711	6,531	1,689	13,422	8,347	91	9,027	26,711	161	(7,663)	139,027

Segment results
Profit/(loss) for the period	27,958	2,696	1,026	7,409	(400)	4	1,219	490	2,570	(8,589)	34,383

As at 30 June 2013 (unaudited)

	E&P
	PRC	Asia excluding PRC	Oceania	Africa	North America	South America	Europe	Trading business	Corporate		Eliminations	Consolidated

Other segment information
Segment assets	169,046	18,254	3,660	51,897	153,260	979	54,496	11,170	324,984	*	(173,172)	614,574

Segment liabilities	(128,359)	(9,599)	(2,505)	(31,159)	(74,367)	(217)	(38,801)	(7,740)	(125,686)		133,475	(284,958)

*	The amount includes the goodwill of RMB13,183 million arising from acquisition of Nexen of which the initial allocation has not been completed as at 30 June 2013.

12.	SEGMENT INFORMATION (continued)

Six months ended 30 June 2012 (unaudited) (restated)

	E&P
	PRC	Asia excluding PRC	Oceania	Africa	North America	South America	Europe	Trading business	Corporate	Eliminations	Consolidated
Segment revenue
Sales to external customers:
Oil and gas revenue	81,054	3,341	747	8,191	2,325	-	-	-	-	-	95,658
Marketing revenue	-	-	-	-	-	-	-	21,884	-	-	21,884
Intersegment income	-	1,441	459	5,720	-	-	-	-	-	(7,620)	-
Other income	83	-	-	-	377	-	-	-	273	(7)	726

Total	81,137	4,782	1,206	13,911	2,702	-	-	21,884	273	(7,627)	118,268

Segment results
Profit/(loss) for the period	28,930	1,495	634	7,268	(301)	-	-	95	1,449	(7,701)	31,869

As at 31 December 2012 (audited)

	E&P
	PRC	Asia excluding PRC	Oceania	Africa	North America	South America	Europe	Trading business	Corporate	Eliminations	Consolidated

Other segment information
Segment assets	160,349	14,292	4,146	37,443	57,654	-	-	3,172	365,553	(186,539)	456,070

Segment liabilities	(148,650)	(5,664)	(2,457)	(30,621)	(57,089)	-	-	(3,020)	(69,866)	171,077	(146,290)

13.	SUBSEQUENT EVENT

There have been no subsequent events that need to be disclosed in the interim condensed consolidated financial statements.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2013 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim report has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Save as disclosed in Note 9 – Loans and Borrowings to the Interim Condensed Consolidated Financial Statements of this announcement, there was no purchase, sale or redemption of the Company’s listed securities by the Company or any of its subsidiaries during the six months ended 30 June 2013.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2013, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report as set out in the Appendix 14 to the Listing Rules (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the directors of the Company (the “Directors”) are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2013, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN SENIOR MANAGEMENT

During the six months ended 30 June 2013, there were changes in senior management.

On 22 March 2013, Mr. Chen Wei and Mr. Fang Zhi were appointed as executive vice presidents of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there has been no change in information of Directors of the Company subsequent to the date of the 2012 Annual Report of the Company.

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in its annual report for the year ended 31 December 2012, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9 September 2013 (Monday) to 13 September 2013 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 6 September 2013 (Friday). The interim dividend will be paid on or around 10 October 2013 (Thursday) to shareholders whose names appear on the register of members on 13 September 2013 (Friday) (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2013 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2013 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2013 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2013 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 6 September 2013 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Zhong Hua Joint Company Secretary

Hong Kong, 20 August 2013

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on 24 April 2013. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Nomination Committee Charter

Purpose

1.
The purpose of the Nomination Committee of CNOOC Limited (the “Company”) is to identify, screen and recommend to the board of directors of the Company (the “Board”) appropriate candidates to serve as directors and senior management of the Company, to oversee the process for evaluating the performance of the Board and to develop, recommend to the Board and monitor nomination guidelines for the Company.  The Nomination Committee is also responsible for performing certain corporate governance related duties and functions.

Composition

2.
The Nomination Committee shall be appointed by the Board from time to time and a majority of such members shall be independent non-executive directors of the Company. Each of the independent non-executive directors shall meet and maintain the independence requirements (if any) of The Stock Exchange of Hong Kong Limited, New York Stock Exchange and the Securities and Exchange Commission. The Board shall appoint the chairman of the Board or a member of the Nomination Committee who is an independent non-executive director as the chairman of the Nomination Committee (the “Chairman”).

Meetings

3.
The Nomination Committee shall meet at least once annually, or more frequently if circumstances dictate or act by unanimous written consent. At least one of these meetings shall be in person, while others may be conducted by teleconference or other means of electronic communication.  Except in emergencies, all papers and/or other materials for the meeting shall be sent to the committee members at least three days before the meeting.  The quorum shall be two members of the Nomination Committee.

4.
The Chairman (or in his or her absence, a member designated by the Chairman) shall preside at all meetings of the Nomination Committee. The Chairman shall be responsible for leading the committee, including scheduling meetings, preparing agendas and making regular reports to the Board.

General Meetings

5.        The Chairman or in his/her absence, another member (who must be an independent non-executive director) of the Nomination Committee, shall attend the Company’s general meetings and be prepared to respond to shareholders’ questions on the Nomination Committee’s activities and their responsibilities.

Access

6.
The Nomination Committee shall have full access to management. The Nomination Committee may invite members of management or others to attend the Nomination Committee's meetings and provide pertinent information as appropriate.

Minutes

7.
Minutes of each Nomination Committee meeting shall be prepared by the Company Secretary of the Company (who shall attend each meeting) and sent to all Nomination Committee members in draft for comments as soon as reasonably practicable.  Final versions of minutes shall be prepared and sent to all Nomination Committee members as soon as practicable.

Authority

8.
The Nomination Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention terms.

9. Upon reasonable request, the Nomination Committee shall, have the authority to seek independent professional advice with the approval of the Board at the expense of the Company.

Responsibilities and Duties

Board and Executives Matters

10.	The Nomination Committee shall determine the policy for the nomination of directors during the year.

11.
The Nomination Committee shall develop criteria to identify, assess candidates’ qualifications and evaluate candidates for the Board. Based on such criteria and evaluation, the Nomination Committee shall recommend to the Board candidates to be elected as necessary to fill vacancies or as additions to the Board.  The Nomination Committee shall evaluate the contributions and independence of incumbent directors to determine whether to recommend them for re-election. Based on such evaluation, the Nomination Committee shall recommend to the Board candidates for re-election to the Board at each annual general meeting.

12.
The Nomination Committee shall review and make recommendations to the Board concerning the structure, size, composition and diversity (including the skills, knowledge, experience, gender, age, cultural and educational background, professional experience and length of service) of the Board and its committees at least annually, and shall make appropriate recommendations on any proposed changes to the Board to complement the Company’s corporate strategy.

13.	The Nomination Committee shall make recommendation for suitable candidates for appointment to Board committees.

14. The Nomination Committee shall review the nomination procedures and the process and criteria for selecting and recommending candidates for directorship during the year.

15.	The Nomination Committee shall review the Board Diversity Policy, as appropriate, and make disclosure of its review results in the Corporate Governance Report annually.

16.	The Nomination Committee shall assess the independence of independent non-executive directors on an annual basis.

17.	The Nomination Committee shall make recommendation for suitable candidates for the appointment of senior management of the Company.

Reports

18.
The Nomination Committee shall evaluate and assess the effectiveness of the Nomination Committee and the adequacy of this Nomination Committee Charter on an annual basis and recommend any proposed changes to the Board.

Succession Planning

19.	The Nomination Committee shall periodically review the Company's succession plans for directors and senior management, in particular the chairman and the Chief Executive Officer.

Evaluations

20.
The Nomination Committee shall determine the process for and execute the annual evaluation of the Board. The Nomination Committee shall review the evaluation, report to the Board with respect to the evaluation and make recommendations to the Board regarding any proposed changes.

Corporate Governance Functions

21.
The Nomination Committee shall also be responsible for performing certain corporate governance duty and shall review and monitor the training and continuous professional development of directors and senior management and make recommendations to the Board in that regard.

General

22.	The Nomination Committee shall be provided by the Company with sufficient resources to perform its duties.

Adoption

This Nomination Committee Charter was approved and adopted by the Board on 20 August 2013.

Exhibit 99.3

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Its Satisfactory Results in All Business
Aspects in 1H2013

(Hong Kong, August 20, 2013) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883) today announced its interim results ended June 30, 2013.

For the first half of the year, the Company’s total net oil and gas production rose 23.1% year-on-year (YOY) to 198.1 million barrels of oil equivalent (BOE), in which Nexen contributed 24.8 million BOE. Without Nexen’s production output, the production growth was 7.7%.

Mainly attributed to the reduced price of the fuel oil and petroleum product in the Far East, the Company’s average realized oil price dropped to US$104.20 per barrel, representing a decrease of 10.9% YOY. Affected by the lower realized natural gas price of Nexen, the Company’s average realized natural gas price declined 3.7% YOY to US$5.68 per thousand cubic feet.

Benefited from the rising net oil and gas production, the oil and gas sales and net profit of the Company reached RMB110.8 billion and RMB34.4 billion, representing an increase of 15.8% and 7.9% YOY respectively. The Company’s all-in cost increased 22.4% YOY to US$42.36 per BOE, primarily due to the acquisition of Nexen. Taking out Nexen’s impact, the all-in cost would be US$37.81 per BOE, representing an increase of 9.3% YOY.

In the area of exploration, the Company made 7 new discoveries and 18 successful appraisal wells in offshore China. The discovery of Bozhong 8-4 indicated an important breakthrough of Neogene from uplift to sag and created a new exploration area in the west slope of Bozhong sag. In the meanwhile, the new discovery of Kenli 10-4 uncovers the new area of oil and gas exploration in the north slope of Laizhou bay sag.

In the area of overseas, the Company has completed the acquisition of Nexen on 26 February. The integration work after the transaction has made impressive progress. Meanwhile, we are working diligently towards getting the Company listed at Toronto Stock Exchange (TSX).

Mr. Wang Yilin, Chairman of the Company commented, “During the first half of

2013, the Company achieved good performance in all aspects. While identifying what we have achieved, we will continue to strengthen risk management and control, technological and management innovation as well as building a talented team in order to raise our core competitiveness and capability for sustainable development, all working toward an even brighter future for the Company.”

Mr. Li Fanrong, CEO of the Company commented, “During the first half of the year, the Company has made smooth progress in the areas of exploration, development and production as well as overseas development, maintaining a sound financial position and satisfactory results in all areas of our business. For the second half of the year, we will continue to enhance our businesses in a meticulous and conscientious manner.”

In the first half of the year, the Company’s basic earnings per share reached RMB0.77. In order to share our outstanding results with shareholders, the board has declared an interim dividend of HK$0.25 per share (tax inclusive).

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words  "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com